SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-06552

Press Release

Tembec is awarded FSC certification for nearly 3 million acres of forest

                           TEMBEC INC.
(Translation of registrant's name into English)

         800, Rene-Levesque Boulevard West, Suite 1050, Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-_____________.

PRESS RELEASE                                                                                                        FOR IMMEDIATE RELEASE

A first for Quebec forests:

Tembec is awarded FSC certification for nearly 3 million acres of forest

La Sarre (Quebec), September 12, 2005&nbp; –  Tembec and World Wildlife Fund Canada (WWF-Canada) announced today that Tembec has been awarded FSC certification for its forest resource management practices in Forest Management Units 85-51 and 85-62 in the La Sarre sector of Abitibi-Témiscamingue. This is the first public forest in Quebec to be awarded certification under the rigorous Forest Stewardship Council (FSC) standards for Canadian boreal forests. Tembec received its certification from SmartWood, a Forest Stewardship Council accredited certifier, following an in-depth audit process that found that its forest management practices conformed to FSC's rigorous standards for environmentally and socially responsible forestry practices.

The president and CEO of Forest Stewardship Council Canada, Antony Marcil, notes, "The only way Tembec could get this FSC certification was by demonstrating strong performance in meeting the standards for environmental protection, the recognition of Indigenous People's rights, and social responsibility. And Tembec did just that in Forest Management Units 85-51 and 85-62", said Mr. Marcil.

"Today is a very good day for Quebec's forests," said James Lopez, President of the Tembec Forest Products Group. "This is the first time that a large area of Quebec public forest has achieved FSC certification. Not only is this certification the most prestigious in the world, it is also the most difficult to achieve. Our goal is to have all our Canadian forestry operations FSC-certified. So far, we have achieved 42 per cent of this goal as 13 million acres have been certified. We are now proud to affix the FSC logo on Tembec products coming from this forest and other FSC-certified forests across Canada, showing our commitment to the health and survival of wildlife and the forest."

In January 2001, Tembec and WWF-Canada signed an agreement to implement sustainable forest management practices that conformed to FSC standards. "Tembec's certification means more consumers across North America can purchase FSC-certified products," said Mike Russill, President and Chief Executive Officer of WWF-Canada. "Greener choices in the store mean more wildlife conservation, more protected areas and more sustainable communities. Tembec is showing strong leadership, going above and beyond normal regulatory requirements to protect the environment and build positive relationships around forest stewardship. We congratulate them on this achievement and look forward to continuing to work with Tembec into the future to ensure that Canada's forests are harvested in a responsible manner."

Tembec has now achieved FSC certification for 13 million acres of forest land in the Canadian provinces of Quebec, Ontario and British Columbia. The range of FSC-certified products offered by the Company is continually increasing and now includes lumber, hardwood flooring, newsprint, paperboard, Northern bleached softwood kraft pulp (NBSK pulp) and high yield pulp. The FSC label enables Tembec customers to choose forest products with the confidence that they are contributing to preserving the world's forests.

Founded in 1993, the Forest Stewardship Council is an international non-governmental organization that has developed the only forestry certification system recognized worldwide by indigenous peoples, environmental groups, labour movements and industry. The certification system requires consultation with all other forest users and interested parties and ensures an independent assessment of a company's forest management practices.

Tembec is responsible for Forest Management Units 85-51 and 85-62 through a Timber Supply and Forest Management contract awarded by the Government of Quebec. These units cover close to three million acres to the north of La Sarre, in Abitibi-Témiscamingue. Located in the heart of the Canadian boreal forest this rich and fertile environment provides a healthy habitat for a variety of plants, animals and microorganisms. Black spruce predominates the area while mixed stands include balsam fir. Some hardwoods, such as white birch, aspen and, to a lesser extent, balsam poplar, also grow in this area. As well, an Aboriginal presence dating back some 5,000 years is still maintained today through the presence of the Algonquin Abitibiwinni community and the Cree Waskaganish community.

Photos of Forest Management Units 85-51 and 85-62 are available with the corresponding press release on Tembec's website at www.tembec.com under Press Room.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood-product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information is available at www.tembec.com

WWF-Canada is part of the WWF International network, the largest independent conservation organization in the world. WWF-Canada has been working with governments, the business sector and communities throughout Canada to carry out its mission, which is to stop the degradation of the planet's natural environment and to build a future in which humans live in harmony with nature, by: conserving the world's biological diversity; ensuring that the use of renewable natural resources is sustainable; and promoting the reduction of pollution and wasteful consumption. For further information, visit the WWF web site at www.wwf.ca

SmartWood, a program of the Rainforest Alliance, was founded in 1989 to certify responsible forestry practices and to date has certified more than 55 million acres in more than 50 countries worldwide. The mission of the Rainforest Alliance is to protect ecosystems and the people and wildlife that depend on them by transforming land-use practices, business practices and consumer behaviour. To learn more, visit www.rainforest-alliance.org

Information:	Pierre Brien Vice President, Communications and Public Affairs Tembec Inc. Tel.: (819) 627-4387	Wendy L. Douglas Manager, Communications WWF-Canada Tel.: (416) 484-7726

	Maia Becker Manager of Communications and Client Services Forest Stewardship Council Canada Tel.: (416) 778-5568 ext. 25	Gaétane Boisseau Conservation Manager WWF-Canada Tel.: (514) 866-7800 ext. 23

Alexandre Boursier Coordinator Smartwood Tel.: (514) 768-0257

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Antonio Fratianni___________________
Antonio Fratianni
General Counsel and Corporate Secretary

Date: September 14, 2005